
07021754

March 9, 2007

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Mukawa Toshiro of Investor Relations Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Department

3/14

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(A brief description of Japanese language document listed below is included in EXHIBIT A, attached hereto)

Interim Securities Report dated November 30, 2006

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B, attached hereto)

	Date	Title
1.	January 26, 2007	CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2006
2.	January 26, 2007	Supplementary Information Consolidated Nine months ended December 31, 2006
3.	January 26, 2007	Third Quarter Financial Results Fiscal Year 2006 (Ending March 2007)

4. Press Release

	Date	Title
(1)	December 13, 2006	Epson Acquires Shares in Sanyo Epson Imaging Devices to Create Wholly-Owned Subsidiary
(2)	January 26, 2007	Consolidated Results for the Nine Months Ended December 31, 2006
(3)	February 7, 2007	Epson and Maxim Conclude Strategic Business Agreement for Semiconductors

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Interim Securities Report dated November 30, 2006

   This is the interim securities report filed with the Director of the Kanto Local Finance Bureau pursuant to the Securities and Exchange Law of Japan and containing information on the business, financial conditions, operating results, and interim consolidated and non-consolidated financial statements for each of the two half years ended September 30, 2006 and 2005.

EXHIBIT B

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B.

Section B item 1

January 26, 2007	CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2006



SEIKO EPSON CORPORATION
3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

January 26, 2007

CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2006

Consolidated Financial Highlights

<Income statements and cash flows data> (Millions of yen, thousands of U.S. dollars, except for per share data)

	Nine months ended December 31		Change	Year ended March 31, 2006	Nine months ended December 31, **2006**
	2005	**2006**			
Statements of Income Data:					
Net sales	¥1,175,364	**¥1,074,098**	(8.6%)	¥1,549,568	**$9,017,698**
Operating income	23,126	**46,325**	100.3%	25,758	**388,926**
Income (loss) before income taxes and minority interest	19,931	**40,096**	101.2%	(20,047)	**336,630**
Net income (loss)	7,931	**13,941**	75.8%	(17,917)	**117,043**
Statements of Cash Flows Data:					
Cash flows from operating activities	59,518	**90,788**	52.5%	117,497	**762,220**
Cash flows from investing activities	(69,177)	**(64,584)**	(6.6%)	(95,266)	**(542,221)**
Cash flows from financing activities	102,613	**(28,463)**	- %	19,123	**(238,964)**
Cash and cash equivalents at the end of the period	332,721	**279,590**	(16.0%)	280,114	**2,347,326**
Per Share Data:					
Net income (loss) per share -Basic	¥40.39	**¥70.99**	75.8%	(¥91.24)	**$0.60**
-Diluted	¥-	**¥-**	- %	¥-	**$-**

<Balance sheets data> (Millions of yen, thousands of U.S. dollars, except for per share data)

	December 31		March 31, 2006	December 31, **2006**
	2005	**2006**		
Total assets	¥1,517,184	**¥1,328,049**	¥1,325,206	**$11,149,769**
Shareholders' equity	500,288	**490,882**	474,520	**4,121,249**
Shareholders' equity ratio (%)	33.0%	**37.0%**	35.8%	**37.0%**
Shareholders' equity per share	¥2,547.76	**¥2,499.87**	¥2,416.54	**$20.99**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥119.11 = U.S.$1 at December 31, 2006 has been used for the purpose of presentation.

Operating Performance Highlights and Financial Condition

1. Fiscal 2006 Nine-Months Overview

The global economy recovered throughout the period under review. The recovery was underpinned by generally buoyant conditions in China and across Asia, as well as by a gradual upturn of the European economy. The U.S. economy also recovered, though the tempo of expansion eased somewhat. Meanwhile, the Japanese economy also recovered, with improved corporate earnings spurring a rise in capital spending and production.

The Epson Group's ("Epson") main markets were as follows.

The inkjet printer market remained strong in Asia while demand in Japan, the U.S. and Europe shrank from the year-ago period. Last year's trend toward multifunction (all-in-one) inkjet products has continued. In the laser printer market, demand for low-end models remained particularly robust.

The projector market expanded, particularly outside Japan. Low-priced models fueled growth in the business market, while rising demand for home-theater projectors fed an expansion of the home market.

The market for electronic devices used in mobile phones remained firm. This firmness was due to demand for replacement handsets in North America and to growing new subscriber demand in the emerging markets in Asia and Africa.

Meanwhile, however, the markets for Epson's information-related equipment and electronic devices segment suffered from continued price erosion due to fierce competition in both segments and a relentless shift of demand toward the low-price zone.

In the precision products market, demand for solar-powered radio-controlled watches remained strong in Japan while demand for eyeglass lenses shifted toward the low-price zone. Factory automation system demand was driven higher in the first half mainly by a rise in capital investment triggered by an economic recovery and by solid demand for semiconductors used in finished goods such as mobile phones and digital home electronics. In the third quarter, however, demand softened.

Epson responded to a deterioration in financial performance last year by launching, in March of this year, a new mid-range business plan called "*Creativity and Challenge 1000*" and is pressing forward a variety of actions designed to improve business performance and restart growth.

This fiscal year Epson has been operating under a reduced fixed cost burden, having carried out fixed-cost restructuring primarily in the electronic devices segment in the 2005 fiscal year in line with this plan. In inkjet printers, Epson has carefully tailored its product mix in each region to maximize profitability and, as a result, is pursuing a policy of strategically reducing unit shipments of low print-volume, low-profit models.

The average U.S. dollar-yen and euro-yen exchange rates during the nine months of the 2006 fiscal year under review were ¥116.19 and ¥147.96, respectively, a 4% decline in the value of the yen against the dollar and a 8% decline in the value of the yen against the euro compared to the same period last year.

As a result of the foregoing factors, net sales for the nine months of the 2006 fiscal year were ¥1,074,098 million ($9,017,698 thousand), down 8.6% compared to the same period last year. Operating income was ¥46,325 million ($388,926 thousand), up 100.3% compared to the same period last year. Income before income taxes and minority interest was ¥40,096 million ($336,630 thousand), up 101.2% compared the

same period last year. And net income was ¥13,941 million ($117,043 thousand), up 75.8% compared to the same period last year.

Operating Performance Highlights by Business Segment

A segment-by-segment breakdown of financial results is provided below.

Information-related equipment:

Printer business revenue declined on the whole. Inkjet printer (including consumables, as in all printer discussions below) revenues benefited from a weaker yen but declined due to a pair of factors. One was an initiative, conducted in line with the first year of Epson's mid-range business plan, to deliberately reduce shipments of low-profit inkjet models. The other was price erosion. In the dot-matrix printer business, sales of low-priced models increased, while the terminal module business was affected by a rise in demand and a weaker yen. In the laser printer business, unit shipments of low-profit models were strategically pared amid intensified price competition.

Visual instruments business revenue rose, on the whole. Demand for liquid crystal monitors for the amusement sector declined, as did demand for OEM projection TV engines. On the other hand, 3LCD projector demand grew sharply, especially for popularly priced business models.

Operating income in the information-related equipment segment increased. A number of factors contributed to the increase. Among them were an inkjet printer product mix optimized to maximize margins, a reduction in selling, general and administrative expenses that enabled improved profitability, growth in 3LCD projector revenue, and a weaker yen.

As a result of the foregoing factors, net sales in the information-related equipment segment for the nine months of the current fiscal year were ¥687,940 million ($5,775,670 thousand), down 6.8% compared to the same period last year, while operating income was ¥64,800 million ($544,035 thousand), up 114.4% compared to the same period last year.

Please note that, effective as of the start of the current fiscal year, "printer business" is used instead of "imaging and information products business."

Electronic devices:

The display business posted sharply lower revenue. Although handset demand rose, prices for MD-TFD LCDs, amorphous-silicon TFT LCDs, and color STN LCDs were driven lower by intensified competition. Meanwhile, there was continued general weakness in order for LTPS TFT LCDs.

Sales revenues declined in the semiconductor business as a whole. This decline was due to lower volume in system LSIs, a result of intensified competition, and both lower volume and lower prices in other semiconductor products.

In the quartz device business, prices declined across the board, but revenues were sharply higher as a result of the business merger with Toyo Communication Equipment.

Operating income in the electronic devices segment declined due to a steep drop in display business revenue. This drop in revenue more than offset the higher revenues created by the quartz device business merger and negated an improvement in profitability in the semiconductor business, which shed fixed costs in conjunction with the restructuring carried out in the last fiscal year.

As a result of the foregoing factors, net sales in the electronic device segment for the nine months of the

current fiscal year were ¥344,189 million ($2,889,674 thousand), down 15.0% compared to the same period last year, while operating loss was ¥14,054 million ($117,992 thousand) versus operating income of ¥122 million in the same period last year.

Precision products:

The precision products segment as a whole reported higher revenue. Although revenue has been adversely affected by a move that placed the optical device business under the electronic devices segment, revenues were boosted by, among other things, new sales of industrial inkjet equipment and from increased sales of mid- and high-end watches.

Operating income in the precision products segment rose due to an increase in sales of high added-value watches in the medium and high price range.

As a result of the foregoing factors, net sales in the precision products segment for the nine months of the current fiscal year were ¥68,747 million ($577,172 thousand), up 4.2% compared to the same period last year, while operating income was ¥4,323 million ($36,294 thousand), up 80.3% compared to the same period last year.

Operating Performance Highlights by Geographic Segment

A region-by-region breakdown of financial results is provided below.

Japan:

Quartz device and 3LCD projector revenues increased. Meanwhile, MD-TFD LCD, amorphous-silicon TFT LCD and LTPS TFT LCD revenues declined. As a result, net sales were ¥962,690 million ($8,082,361 thousand), down 5.4% compared to the same period last year, while operating income was ¥34,589 million ($290,395 thousand) versus an operating loss of ¥5,520 million in the same period last year.

The Americas:

Revenues were up for 3LCD projectors and terminal modules but were down for inkjet printers and semiconductors. As a result, net sales were ¥218,522 million ($1,834,623 thousand), down 6.6% from the same period last year, while operating income was ¥9,015 million ($75,686 thousand), down 7.8% from the same period last year.

Europe:

Revenues were up for 3LCD projectors but were down for inkjet printers and laser printers. As a result, net sales were ¥224,708 million ($1,886,559 thousand), down 3.6% from the same period last year, while operating income was ¥866 million ($7,271 thousand), down 78.1% from the same period last year.

Asia / Oceania:

This region saw revenue growth in amorphous-silicon TFT LCDs and quartz devices, but witnessed a decline in revenues from inkjet printers, MD-TFD LCDs, and LTPS TFT LCDs. As a result, net sales were ¥618,881 million ($5,195,878 thousand), down 6.2% compared to the same period last year, while operating income was ¥25,762 million ($216,288 thousand), down 1.0% compared to the same period last year.

Cash Flow Performance

Cash flows from operating activities during the nine months included net income of ¥13,941 million ($117,043 thousand). For adjustments to reconcile net income to net cash provided by operating activities, depreciation and amortization, principally in the electronic device and information-related equipment

segments, was ¥65,475 million ($549,702 thousand). For changes to assets and liabilities, notes and accounts receivable, trade increased by ¥13,776 million ($115,658 thousand), while notes and accounts payable, trade decreased by ¥1,304 million ($10,948 thousand). Inventories increased by ¥1,340 million ($11,250 thousand). Income taxes paid were ¥10,039 million ($84,283 thousand). As a result, net cash provided by operating activities were ¥90,788 million ($762,220 thousand).

Capital expenditures, principally in the electronic devices and information-related equipment segments, and amounts that came due during this period for tangible and intangible fixed assets acquired at the end of the last period amounted to ¥61,012 million ($512,232 thousand). Net cash used in investing activities were thus ¥64,584 million ($542,221 thousand).

Net cash used in financing activities were ¥28,463 million ($238,964 thousand), mainly due to repayments of long-term debt.

As a result, cash and cash equivalents at the end of the period was ¥279,590 million ($2,347,326 thousand).

2. Third-Quarter Operating Performance

Third-quarter net sales were ¥396,708 million ($3,330,602 thousand), a decline of 12.8% compared to the same period last year. As was the situation throughout the entire nine-month period, a number of factors contributed to the decline. Chief among them were lower unit volume and price erosion in inkjet printers, a decline in orders for LTPS TFT LCDs, and price erosion accompanying intensified competition in MD-TFD LCDs and amorphous-silicon TFT LCDs. Compared to the same period last year, operating income was up 48.1%, to ¥25,365 million ($212,954 thousand); income before income taxes and minority interest was up 95.2%, to ¥23,878 million ($200,470 thousand); and net income was up 48.8%, to ¥13,528 million ($113,576 thousand). Although negatively affected by a sharp decline in display business revenue, income benefited from revenue growth in terminal modules, dot-matrix printers, and 3LCD projectors. It also benefited from improved product mixes in the inkjet and laser printer businesses, the result of a sharper emphasis on printer profitability. Strict scrutiny and reductions in selling, general and administrative expenses and the effects of a weaker yen also contributed to higher income.

3. Fiscal 2006 Forecast

Epson expects current full-year net sales to end lower than the previous (October 25, 2006) forecast primarily due to anticipated fluctuations in customer demand and further price erosion in small- and medium-sized displays. Moreover, although income continues to rise due to improved profitability resulting from a strategy that places greater emphasis on profitability mainly in the printer business, and the effect of cost reductions and favorable exchange rates, income will be affected by additional investments made in inkjet printer sales promotions. Taking this situation into account, Epson is maintaining its previous full-year forecast for operating and other categories of income.

The figures in the outlook are based on assumed exchange rates of ¥116 to the U.S. dollar and ¥148 to the euro.

Consolidated Results Outlook
(Full Year)

	Previous Outlook	**Current Outlook**	Change
Net sales	¥1,429.0 billion	**¥1,411.0 billion**	-¥18.0 billion (-1.3%)
Operating income	¥40.0 billion	**¥40.0 billion**	- billion (-%)
Income before income taxes and minority interest	¥33.0 billion	**¥33.0 billion**	- billion (-%)
Net income	¥14.0 billion	**¥14.0 billion**	- billion (-%)
Foreign exchange rate	$1USD = ¥114 1 euro = ¥146	**$1USD = ¥116** **1 euro = ¥148**	

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Consolidated Balance Sheets

	Millions of yen			Thousands of U.S. dollars
	December 31		March 31,	December 31,
	2005	**2006**	2006	**2006**
ASSETS				
Current assets:				
Cash and cash equivalents	¥332,721	**¥279,590**	¥280,114	**$2,347,326**
Time deposits	1,410	**2,372**	2,363	**19,914**
Short-term investments	1,999	**-**	2,000	**-**
Notes and accounts receivable, trade	312,818	**262,286**	244,770	**2,202,049**
Inventories	221,676	**201,326**	192,015	**1,690,253**
Other current assets	95,025	**81,595**	77,817	**685,039**
Allowance for doubtful accounts	(3,878)	**(4,423)**	(3,677)	**(37,134)**
Total current assets	961,771	**822,746**	795,402	**6,907,447**
Property, plant and equipment:				
Buildings and structures	446,190	**458,654**	450,071	**3,850,675**
Machinery and equipment	568,683	**580,318**	568,293	**4,872,118**
Furniture and fixtures	206,527	**213,647**	208,944	**1,793,695**
Land	66,901	**68,086**	66,874	**571,623**
Other	19,288	**5,164**	6,200	**43,355**
	1,307,589	**1,325,869**	1,300,382	**11,131,466**
Accumulated depreciation	(856,911)	**(914,769)**	(874,264)	**(7,680,035)**
	450,678	**411,100**	426,118	**3,451,431**
Investments and other assets:				
Investment securities	49,017	**47,657**	49,810	**400,109**
Intangible assets	22,078	**25,681**	24,287	**215,608**
Other assets	34,424	**21,350**	30,043	**179,246**
Allowance for doubtful accounts	(784)	**(485)**	(454)	**(4,072)**
	104,735	**94,203**	103,686	**790,891**
Total assets	¥1,517,184	**¥1,328,049**	¥1,325,206	**$11,149,769**

The accompanying notes are an integral part of these financial statements.

	Millions of yen			Thousands of U.S. dollars
	December 31		March 31,	December 31,
	2005	2006	2006	2006
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term borrowings	¥62,868	¥51,367	¥49,804	$431,257
Current portion of long-term debt	147,801	131,482	113,731	1,103,870
Notes and accounts payable, trade	189,454	127,702	128,605	1,072,135
Accounts payable, other	97,052	101,759	102,341	854,328
Income taxes payable	13,497	20,480	12,274	171,942
Accrued bonuses	7,751	7,702	11,833	64,663
Accrued warranty costs	17,202	13,639	17,974	114,508
Accrued litigation and related expenses	-	6,228	6,191	52,288
Other current liabilities	74,662	76,247	64,618	640,139
Total current liabilities	610,287	536,606	507,371	4,505,130
Long-term liabilities:				
Bonds	52,700	80,500	52,700	675,846
Long-term debt	249,182	142,448	212,859	1,195,936
Accrued pension and severance costs	30,100	27,805	31,397	233,440
Accrued directors' and statutory auditors' retirement allowances	2,036	-	2,096	-
Accrued recycle costs	488	665	554	5,583
Accrued warranty costs	-	1,727	-	14,499
Accrued litigation and related expenses	-	2,084	2,349	17,496
Other long-term liabilities	26,169	22,575	9,655	189,531
Total long-term liabilities	360,675	277,804	311,610	2,332,331
Minority interest in subsidiaries	45,934	22,757	31,705	191,059
Shareholders' equity:				
Common stock Authorized - 607,458,368 shares, Issued - 196,364,592 shares	53,204	53,204	53,204	446,680
Additional paid-in capital	79,501	79,501	79,501	667,459
Retained earnings	353,173	334,981	327,324	2,812,367
Net unrealized gains on other securities	10,128	9,308	10,567	78,146
Net unrealized losses on derivative instruments	-	(784)	-	(6,582)
Translation adjustments	4,286	14,677	3,929	123,221
Treasury stock, at cost December 31, 2005 - 1,023 shares December 31, 2006 - 1,477 shares March 31, 2006 - 1,307 shares	(4)	(5)	(5)	(42)
Total shareholders' equity	500,288	490,882	474,520	4,121,249
Contingent liabilities				
Total liabilities and shareholders' equity	¥1,517,184	¥1,328,049	¥1,325,206	$11,149,769

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2005	**2006**	2006	**2006**
Net sales	¥1,175,364	**¥1,074,098**	¥1,549,568	**$9,017,698**
Cost of sales	907,426	**802,036**	1,194,781	**6,733,574**
Gross profit	267,938	**272,062**	354,787	**2,284,124**
Selling, general and administrative expenses:				
Salaries and wages	58,797	**59,642**	78,381	**500,731**
Advertising	25,010	**19,431**	31,643	**163,135**
Sales promotion	23,532	**19,015**	31,538	**159,642**
Research and development costs	33,000	**31,808**	44,570	**267,047**
Shipping costs	16,065	**15,487**	21,537	**130,023**
Provision for doubtful accounts	210	**888**	66	**7,455**
Other	88,198	**79,466**	121,294	**667,165**
	244,812	**225,737**	329,029	**1,895,198**
Operating income	23,126	**46,325**	25,758	**388,926**
Other income:				
Interest and dividend income	2,539	**3,980**	3,751	**33,414**
Net gain on foreign exchange	2,287	**-**	425	**-**
Rental income	1,095	**1,224**	1,469	**10,276**
Gain on change in interest due to business combination	12,291	**-**	12,424	**-**
Amortization of negative goodwill	377	**1,016**	702	**8,530**
Other	3,980	**5,942**	6,050	**49,887**
	22,569	**12,162**	24,821	**102,107**
Other expenses:				
Interest expenses	4,683	**4,696**	6,730	**39,426**
Net loss on foreign exchange	-	**5,605**	-	**47,057**
Loss on disposal of fixed assets	1,390	**3,413**	2,331	**28,654**
Reorganization costs	17,234	**2,004**	45,532	**16,825**
Other	2,457	**2,673**	16,033	**22,441**
	25,764	**18,391**	70,626	**154,403**
Income (loss) before income taxes and minority interest	19,931	**40,096**	(20,047)	**336,630**
Income taxes	9,367	**34,043**	9,187	**285,811**
Income (loss) before minority interest	10,564	**6,053**	(29,234)	**50,819**
Minority interest in subsidiaries	2,633	**(7,888)**	(11,317)	**(66,224)**
Net income (loss)	¥7,931	**¥13,941**	(¥17,917)	**$117,043**
	Yen			U.S. dollars
Per share:				
Net income (loss)	¥40.39	**¥70.99**	(¥91.24)	**$0.60**
Cash dividends	¥29.00	**¥32.00**	¥29.00	**$0.26**

The accompanying notes are an integral part of these financial statements.

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2005	2006	2006
Net sales	¥455,120	¥396,708	$3,330,602
Cost of sales	344,623	286,188	2,402,720
Gross profit	110,497	110,520	927,882
Selling, general and administrative expenses:			
Salaries and wages	20,116	20,524	172,311
Advertising	13,307	10,399	87,306
Sales promotion	10,339	8,438	70,842
Research and development costs	10,449	11,447	96,105
Shipping costs	6,270	5,944	49,904
Provision for doubtful accounts	50	367	3,081
Other	32,844	28,036	235,379
	93,375	85,155	714,928
Operating income	17,122	25,365	212,954
Other income:			
Interest and dividend income	720	1,224	10,276
Rental income	367	442	3,711
Gain on change in interest due to business combination	12,291	-	-
Amortization of negative goodwill	377	332	2,788
Other	2,070	2,157	18,109
	15,825	4,155	34,884
Other expenses:			
Interest expenses	1,767	1,522	12,778
Net loss on foreign exchange	17	1,817	15,255
Loss on disposal of fixed assets	591	1,237	10,386
Reorganization costs	17,234	34	285
Other	1,106	1,032	8,664
	20,715	5,642	47,368
Income before income taxes and minority interest	12,232	23,878	200,470
Income taxes	1,280	13,525	113,550
Income before minority interest	10,952	10,353	86,920
Minority interest in subsidiaries	1,860	(3,175)	(26,656)
Net income	¥9,092	¥13,528	$113,576

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Nine months ended December 31:

	Number of shares issued	Millions of yen: Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2005	196,364,592	¥53,204	¥79,501	¥350,944	¥3,743	¥-	(¥14,519)	(¥3)	¥472,870
Net income for the nine months ended December 31, 2005	-	-	-	7,931	-	-	-	-	7,931
Cash dividends	-	-	-	(5,695)	-	-	-	-	(5,695)
Decrease due to affiliate excluded under the equity method	-	-	-	(7)	-	-	-	-	(7)
Net unrealized gains on other securities	-	-	-	-	6,385	-	-	-	6,385
Translation adjustments	-	-	-	-	-	-	18,805	-	18,805
Changes in treasury stock	-	-	-	-	-	-	-	(1)	(1)
Balance at December 31, 2005	196,364,592	¥53,204	¥79,501	¥353,173	¥10,128	¥-	¥4,286	(¥4)	¥500,288
Balance at March 31, 2006	196,364,592	¥53,204	¥79,501	¥327,324	¥10,567	¥-	¥3,929	(¥5)	¥474,520
Net income for the nine months ended December 31, 2006	-	-	-	**13,941**	-	-	-	-	**13,941**
Cash dividends	-	-	-	**(6,284)**	-	-	-	-	**(6,284)**
Net unrealized losses on other securities	-	-	-	-	**(1,259)**	-	-	-	**(1,259)**
Effect of change in the accounting standards	-	-	-	-	-	**(784)**	-	-	**(784)**
Translation adjustments	-	-	-	-	-	-	**10,748**	-	**10,748**
Changes in treasury stock	-	-	-	-	-	-	-	**(0)**	**(0)**
Balance at December 31, 2006	**196,364,592**	**¥53,204**	**¥79,501**	**¥334,981**	**¥9,308**	**(¥784)**	**¥14,677**	**(¥5)**	**¥490,882**

	Number of shares issued	Millions of yen: Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2005	196,364,592	¥53,204	¥79,501	¥350,944	¥3,743	¥-	(¥14,519)	(¥3)	¥472,870
Net loss	-	-	-	(17,917)	-	-	-	-	(17,917)
Cash dividends	-	-	-	(5,695)	-	-	-	-	(5,695)
Decrease due to affiliates excluded under the equity method	-	-	-	(8)	-	-	-	-	(8)
Net unrealized gains on other securities	-	-	-	-	6,824	-	-	-	6,824
Translation adjustments	-	-	-	-	-	-	18,448	-	18,448
Changes in treasury stock	-	-	-	-	-	-	-	(2)	(2)
Balance at March 31, 2006	196,364,592	¥53,204	¥79,501	¥327,324	¥10,567	¥-	¥3,929	(¥5)	¥474,520

The accompanying notes are an integral part of these financial statements.

	Thousands of U.S. dollars							
	Common stock	Additional *paid-in* capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	*Total*
Balance at March 31, 2006	$446,680	$667,459	$2,748,082	$88,716	$-	$32,985	($42)	$3,983,880
Net income for the nine months ended December 31, 2006	-	-	117,043	-	-	-	-	117,043
Cash dividends	-	-	(52,758)	-	-	-	-	(52,758)
Net unrealized losses on other securities	-	-	-	(10,570)	-	-	-	(10,570)
Effect of change in the accounting standards	-	-	-	-	(6,582)	-	-	(6,582)
Translation adjustments	-	-	-	-	-	90,236	-	90,236
Changes in treasury stock	-	-	-	-	-	-	(0)	(0)
Balance at December 31, 2006	**$446,680**	**$667,459**	**$2,812,367**	**$78,146**	**($6,582)**	**$123,221**	**($42)**	**$4,121,249**

The accompanying notes are an integral part of these financial statements.

Three months ended December 31:

	Millions of yen								
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at September 30, 2005	196,364,592	¥53,204	¥79,501	¥347,223	¥6,814	¥-	(¥7,263)	(¥4)	¥479,475
Net income for the three months ended December 31, 2005	-	-	-	9,092	-	-	-	-	9,092
Cash dividends	-	-	-	(3,142)	-	-	-	-	(3,142)
Net unrealized gains on other securities	-	-	-	-	3,314	-	-	-	3,314
Translation adjustments	-	-	-	-	-	-	11,549	-	11,549
Changes in treasury stock	-	-	-	-	-	-	-	(0)	(0)
Balance at December 31, 2005	196,364,592	¥53,204	¥79,501	¥353,173	¥10,128	¥-	¥4,286	(¥4)	¥500,288
Balance at September 30, 2006	196,364,592	¥53,204	¥79,501	¥324,595	¥9,658	(¥259)	¥8,714	(¥5)	¥475,408
Net income for the three months ended December 31, 2006	-	-	-	13,528	-	-	-	-	13,528
Cash dividends	-	-	-	(3,142)	-	-	-	-	(3,142)
Net unrealized losses on other securities	-	-	-	-	(350)	-	-	-	(350)
Net unrealized losses on derivative instruments	-	-	-	-	-	(525)	-	-	(525)
Translation adjustments	-	-	-	-	-	-	5,963	-	5,963
Changes in treasury stock	-	-	-	-	-	-	-	(0)	(0)
Balance at December 31, 2006	**196,364,592**	**¥53,204**	**¥79,501**	**¥334,981**	**¥9,308**	**(¥784)**	**¥14,677**	**(¥5)**	**¥490,882**

	Thousands of U.S. dollars							
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at September 30, 2006	$446,680	$667,459	$2,725,170	$81,085	($2,174)	$73,158	($42)	$3,991,336
Net income for the three months ended December 31, 2006	-	-	113,576	-	-	-	-	113,576
Cash dividends	-	-	(26,379)	-	-	-	-	(26,379)
Net unrealized losses on other securities	-	-	-	(2,939)	-	-	-	(2,939)
Net unrealized losses on derivative instruments	-	-	-	-	(4,408)	-	-	(4,408)
Translation adjustments	-	-	-	-	-	50,063	-	50,063
Changes in treasury stock	-	-	-	-	-	-	(0)	(0)
Balance at December 31, 2006	**$446,680**	**$667,459**	**$2,812,367**	**$78,146**	**($6,582)**	**$123,221**	**($42)**	**$4,121,249**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2005	**2006**	2006	**2006**
Cash flows from operating activities:				
Net income (loss)	¥7,931	**¥13,941**	(¥17,917)	**$117,043**
Adjustments to reconcile net income (loss) to net cash provided by operating activities -				
Depreciation and amortization	80,916	**65,475**	109,662	**549,702**
Reorganization costs	17,234	**1,913**	45,532	**16,061**
Accrual for net pension and severance costs, less payments	8,306	**(2,905)**	9,917	**(24,389)**
Net loss on sales and disposal of fixed assets	1,191	**2,825**	2,250	**23,718**
Gain on change in interest due to business combination	(12,291)	**-**	(12,424)	**-**
Equity in net gains under the equity method	(141)	**(121)**	(168)	**(1,016)**
Deferred income taxes	5,084	**15,290**	(7,377)	**128,369**
Increase (decrease) in allowance for doubtful accounts	(34)	**534**	(537)	**4,483**
(Increase) decrease in notes and accounts receivable, trade	(45,746)	**(13,776)**	23,987	**(115,658)**
Increase in inventories	(31,995)	**(1,340)**	(1,695)	**(11,250)**
Increase (decrease) in notes and accounts payable, trade	42,013	**(1,304)**	(20,526)	**(10,948)**
Increase (decrease) in accrued income taxes	(11,918)	**8,714**	(1,932)	**73,159**
Other	(1,032)	**1,542**	(11,275)	**12,946**
Net cash provided by operating activities	59,518	**90,788**	117,497	**762,220**
Cash flows from investing activities:				
Proceeds from maturities of short-term investments	1,000	**2,000**	1,000	**16,791**
Payments for purchases of property, plant and equipment	(74,104)	**(50,973)**	(96,099)	**(427,949)**
Proceeds from sales of property, plant and equipment	1,219	**884**	1,315	**7,422**
Payments for purchases of intangible assets	(6,954)	**(10,039)**	(9,272)	**(84,283)**
Payments of long-term prepaid expenses	(1,094)	**(852)**	(3,296)	**(7,153)**
Payments for acquisition of additional stock of an affiliate	-	**(3,306)**	-	**(27,756)**
Payments for purchases of subsidiaries' stock	(1,034)	**(2,000)**	(1,034)	**(16,791)**
Proceeds from business combination, net of payment	12,204	**-**	12,204	**-**
Other	(414)	**(298)**	(84)	**(2,502)**
Net cash used in investing activities	(69,177)	**(64,584)**	(95,266)	**(542,221)**
Cash flows from financing activities:				
Increase in short-term borrowings	31,408	**1,311**	18,471	**11,007**
Proceeds from long-term debt	40,000	**-**	66,300	**-**
Repayments of long-term debt	(15,075)	**(52,697)**	(111,786)	**(442,423)**
Proceeds from issuance of bonds	50,000	**30,000**	50,000	**251,868**
Proceeds from issuance of subsidiaries' stock	2,674	**-**	2,674	**-**
Cash dividends	(5,694)	**(6,284)**	(5,694)	**(52,758)**
Other	(700)	**(793)**	(842)	**(6,658)**
Net cash provided by (used in) financing activities	102,613	**(28,463)**	19,123	**(238,964)**
Effect of exchange rate fluctuations on cash and cash equivalents	4,694	**1,735**	3,687	**14,566**
Net increase (decrease) in cash and cash equivalents	97,648	**(524)**	45,041	**(4,399)**
Cash and cash equivalents at the beginning of the period	234,904	**280,114**	234,904	**2,351,725**
Cash and cash equivalents increased by merger of unconsolidated subsidiaries	169	**-**	169	**-**
Cash and cash equivalents at the end of the period	¥332,721	**¥279,590**	¥280,114	**$2,347,326**
Supplemental disclosures of cash flow information:				
Cash received and paid during the period for -				
Interest and dividend received	¥2,554	**¥4,010**	¥3,794	**$33,666**
Interest paid	(¥4,361)	**(¥4,514)**	(¥6,678)	**($37,898)**
Income taxes paid	(¥16,200)	**(¥10,039)**	(¥18,496)	**($84,283)**

The accompanying notes are an integral part of these financial statements.

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2005	**2006**	**2006**
Cash flows from operating activities:			
Net income	¥9,092	**¥13,528**	**$113,576**
Adjustments to reconcile net income to net cash provided by operating activities -			
Depreciation and amortization	27,769	**22,527**	**189,128**
Reorganization costs	17,234	**(24)**	**(201)**
Accrual for net pension and severance costs, less payments	5,191	**(378)**	**(3,174)**
Net loss on sales and disposal of fixed assets	502	**929**	**7,799**
Gain on change in interest due to business combination	(12,291)	**-**	**-**
Equity in net gains under the equity method	(43)	**(11)**	**(92)**
Deferred income taxes	3,793	**3,106**	**26,077**
Increase in allowance for doubtful accounts	26	**191**	**1,603**
Increase in notes and accounts receivable, trade	(45,754)	**(3,897)**	**(32,718)**
Decrease in inventories	11,209	**16,976**	**142,524**
Decrease in notes and accounts payable, trade	(12,292)	**(23,997)**	**(201,469)**
Increase (decrease) in accrued income taxes	(5,507)	**9,115**	**76,526**
Other	33,717	**3,085**	**25,900**
Net cash provided by operating activities	32,646	**41,150**	**345,479**
Cash flows from investing activities:			
Proceeds from maturities of short-term investments	1,000	**-**	**-**
Payments for purchases of property, plant and equipment	(20,693)	**(10,858)**	**(91,159)**
Proceeds from sales of property, plant and equipment	80	**241**	**2,023**
Payments for purchases of intangible assets	(1,808)	**(4,352)**	**(36,538)**
Payments of long-term prepaid expenses	(768)	**(124)**	**(1,041)**
Payments for purchases of subsidiaries' stock	(1,034)	**(2,000)**	**(16,791)**
Proceeds from business combination, net of payment	12,204	**-**	**-**
Other	240	**69**	**579**
Net cash used in investing activities	(10,779)	**(17,024)**	**(142,927)**
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	4,203	**(39,494)**	**(331,576)**
Repayments of long-term debt	(1,229)	**(2,125)**	**(17,840)**
Proceeds from issuance of bonds	50,000	**30,000**	**251,868**
Proceeds from issuance of subsidiaries' stock	10	**-**	**-**
Cash dividends	(3,141)	**(3,142)**	**(26,379)**
Other	(189)	**(205)**	**(1,721)**
Net cash provided by (used in) financing activities	49,654	**(14,966)**	**(125,648)**
Effect of exchange rate fluctuations on cash and cash equivalents	3,463	**1,352**	**11,351**
Net increase in cash and cash equivalents	74,984	**10,512**	**88,255**
Cash and cash equivalents at the beginning of the period	257,737	**269,078**	**2,259,071**
Cash and cash equivalents at the end of the period	¥332,721	**¥279,590**	**$2,347,326**
Supplemental disclosures of cash flow information:			
Cash received and paid during the period for -			
Interest and dividend received	¥680	**¥1,206**	**$10,125**
Interest paid	(¥1,449)	**(¥1,388)**	**($11,653)**
Income taxes paid	(¥2,993)	**(¥1,304)**	**($10,948)**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Basis of presenting consolidated financial statements:

(1) Background -

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements -

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective countries of domicile.

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") as of December 31, 2006 and for the three months and nine months ended December 31, 2006 are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under accounting principles generally accepted in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

2. Summary of significant accounting policies:

(1) Consolidation and investments in affiliates -

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of significant unrealized inter-company profits.

(2) Foreign currency translation and transactions -

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates and the resulting transaction gains or losses are taken into income currently.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency translation adjustments are recorded in the consolidated balance sheets as a separate component of shareholders' equity and minority interest in subsidiaries.

(3) Cash and cash equivalents -

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) Financial instruments –

(a) Investments in debt and equity securities:

Investments in debt and equity securities are classified into three categories: 1) trading securities, 2) held-to-maturity debt securities, and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at amortized cost computed based on the straight-line method in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, primarily based on the moving average cost method. Other than temporary declines in the value of other securities

are reflected in current income.

(b) Derivative instruments:

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding period.

On December 9, 2005, the Accounting Standards Board of Japan (ASBJ) issued an Accounting Standard - ASBJ Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" and its Implementation Guidance - ASBJ Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet". Effective as of April 1, 2006, Epson has adopted these new accounting standards. Prior to April 1, 2006, if certain hedging criteria are met, such gains and losses arising from changes in fair value were deferred as assets or liabilities. Under the new accounting standards, such gains and losses are recorded as a separate component of shareholders' equity, net of tax.

For interest rate swaps, if certain hedging criteria are met, interest rate swaps are not recognized at their fair values as an alternative method under Japanese accounting standards. The amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

(c) Allowance for doubtful accounts:

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories -

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) Property, plant and equipment -

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the

straight-line method, which is prescribed by Japanese income tax laws.

The estimated useful lives of significant depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets -

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over its estimated useful life, ranging from three to five years.

(8) Accrued bonuses -

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the applicable period-end, based on services provided during the current period.

(9) Accrued warranty costs -

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(10) Accrued litigation and related expenses -

Accrued litigation and related expenses are provided for estimated future compensation payment and litigation expenses.

(11) Income taxes -

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

The Company adopts the consolidated tax return system for the calculation of income taxes. Under the consolidated tax return system, the Company consolidates all wholly owned domestic subsidiaries based on the Japanese tax regulations.

(12) Pension and severance costs -

The Company and some of its Japanese subsidiaries recognize accrued pension and severance costs to employees based on the actuarial valuation of projected benefit obligation and plan assets at fair value.

Other Japanese subsidiaries recognize accrued pension and severance costs to employees based on the voluntary retirement benefit payable at the period end.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs are amortized based on the straight-line method over a period of five years beginning at the date of adoption of the plan amendment. Actuarial gains and losses are amortized based on the straight-line method over a period of five years starting from the beginning of the subsequent year.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans.

Prior to June 23 2006, with respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision was made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. On June 23, 2006, such plan was terminated and the benefits granted prior to the termination date are recorded as other long-term liabilities.

(13) Accrued recycle costs -

At the time of sale, accrued recycle costs are provided for estimated future returns of consumer personal computers.

(14) Revenue recognition -

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(15) Research and development costs -

Research and development costs are expensed as incurred.

(16) Leases -

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets

will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(17) Net income per share -

Net income per share is computed based on the weighted average number of common shares outstanding during each applicable period.

(18) Dividends -

Dividends are charged to retained earnings in the fiscal year in which they are paid after approval by the shareholders. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

(19) Reclassifications -

Certain prior period amounts have been reclassified to conform to the presentations for the nine months ended December 31, 2006.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥119.11 = U.S.$1, the rate of exchange prevailing at December 31, 2006, has been used.

4. Acquisitions:

The Company held 50% of the total outstanding shares of Yasu Semiconductor Corporation ("YSC"), a 50:50 joint venture established with International Business Machines Corporation and its affiliates (collectively, "IBM"), with the aim of, among other things, operating a facility that produces semiconductors.

IBM had an option to sell its 50% of YSC shares to the Company for ¥9,450 million ($79,338 thousand) effective from the end of June 2006, while the Company had an option to buy those shares for the same amount effective from the same date. Their respective options were exercised on July 1, 2006. As a result, YSC became a wholly owned subsidiary of the Company.

The goodwill arising from the acquisition of the shares totaled ¥ 1,937 million ($16,262 thousand). Due to the planned dissolution of YSC, the goodwill was impaired in the full amount as reorganization costs for the nine months ended December 31, 2006.

The consolidated financial statements include YSC's financial results from July 1 to December 31, 2006.

The assets and liabilities acquired on the date of the business combination in accordance with purchase method were ¥10,075 million ($84,586 thousand) and ¥3,324 million ($27,907 thousand), respectively.

The business combination is not expected to have a material affect on the consolidated statements of income for the nine months ended December 31, 2006, assuming the combination is completed on the first day of the period.

5. Notes receivable and notes payable maturing at period-end:

Notes receivable and notes payable are settled on the date of clearance. As December 31, 2006 was a bank holiday, notes receivable and notes payable maturing on that date could not be settled were included in the ending balance of notes and accounts receivable, trade account and notes and accounts payable, trade account as follows:

	Millions of yen	Thousands of U.S. dollars
Notes receivable	¥199	$1,671
Notes payable	¥234	$1,965

6. Investments in debt and equity securities:

The aggregate cost and market value (carrying value) of other securities with market values, which were included in investment securities account at December 31, 2006, were as follows:

	Millions of yen			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥11,265	¥14,661	(¥149)	¥25,777
Debt securities	53	0	(-)	53
Other	254	-	(-)	254
Total	¥11,572	¥14,661	(¥149)	¥26,084

	Thousands of U.S. dollars			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	$94,576	$123,088	($1,251)	$216,413
Debt securities	445	0	(-)	445
Other	2,133	-	(-)	2,133
Total	$97,154	$123,088	($1,251)	$218,991

The carrying amount of unlisted equity securities and other, which was included in investment securities account at December 31, 2006, was as follows:

Other securities	Millions of yen	Thousands of U.S. dollars
Unlisted equity securities	¥19,067	$160,079
Other	75	630
Total	¥19,142	$160,709

The carrying amount of held-to-maturity debt securities, which was included in cash and cash equivalents account at December 31, 2006, was disclosed as follows:

Held-to-maturity debt securities	Millions of yen	Thousands of U.S. dollars
Commercial paper	¥42,969	$360,751

For the nine months ended December 31, 2006, other-than-temporary impairments of securities with an aggregate market value were ¥115 million ($965 thousand) and charged to current income. Impairments are principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

7. Derivative instruments:

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

The table below lists contract amounts and fair values of derivatives as at December 31, 2006 by transactions and type of instrument, excluding derivatives eligible for hedge accounting.

Instruments	Millions of yen Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	¥11,040	¥11,270	(¥230)
Euro (purchased Japanese yen)	12,533	13,352	(819)
Australian dollar (purchased Japanese yen)	1,315	1,395	(80)
Thai baht (purchased U.S. dollar)	210	210	0
Philippine peso (purchased U.S. dollar)	145	146	(1)
U.S. dollar (purchased Euro)	1,187	1,187	(0)
Sterling pound (purchased Euro)	233	233	(0)
Polish zloty (purchased Euro)	163	163	(0)
Purchased -			
U.S. dollar (sold Japanese yen)	576	581	5
Euro (sold Japanese yen)	138	139	1
Sterling pound (sold Japanese yen)	1,147	1,166	19
U.S. dollar (sold Korean won)	1,468	1,429	(39)
Total unrealized losses from forward exchange contracts			(¥1,144)

Instruments	Thousands of U.S. dollars Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	$92,687	$94,618	($1,931)
Euro (purchased Japanese yen)	105,222	112,098	(6,876)
Australian dollar (purchased Japanese yen)	11,040	11,712	(672)
Thai baht (purchased U.S. dollar)	1,763	1,763	0
Philippine peso (purchased U.S. dollar)	1,218	1,226	(8)
U.S. dollar (purchased Euro)	9,966	9,966	(0)
Sterling pound (purchased Euro)	1,956	1,956	(0)
Polish zloty (purchased Euro)	1,368	1,368	(0)
Purchased -			
U.S. dollar (sold Japanese yen)	4,836	4,878	42
Euro (sold Japanese yen)	1,159	1,167	8
Sterling pound (sold Japanese yen)	9,630	9,789	159
U.S. dollar (sold Korean won)	12,325	11,998	(327)
Total unrealized losses from forward exchange contracts			($9,605)

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

There were no interest rate swap transactions outstanding at December 31, 2006 other than derivatives eligible for hedge accounting.

8. Assets pledged as collateral:

Assets pledged as collateral for notes and accounts payable, trade account and accounts payable, other account of ¥742 million ($6,230 thousand) at December 31, 2006 were as follows:

Pledged assets	Millions of yen	Thousands of U.S. dollars
Cash and cash equivalents	¥1,500	$12,593

9. Credit agreements:

As at December 31, 2006, the Company had line of credit agreements with eleven banks for an aggregate maximum amount of ¥80,000 million ($671,648 thousand). As at December 31, 2006 there were unused credit lines of ¥80,000 million ($671,648 thousand) outstanding and available.

10. Goodwill:

Epson had goodwill and negative goodwill as at December 31, 2006. Goodwill and negative goodwill are amortized on a straight-line basis in accordance with Japanese accounting standards. Negative goodwill was recorded in other long-term liabilities account after offsetting against goodwill. The amounts of goodwill and negative goodwill before offsetting as at December 31, 2006 were as follows:

	Millions of yen	Thousands of U.S. dollars
Goodwill	¥1,857	$15,591
Negative goodwill	¥5,633	$47,292

11. Cash dividends:

The amount of year-end cash dividend per share and interim cash dividend per share, which the Company paid to the shareholders of record as at the respective period-ends for the nine months ended December 31, 2006, was as follows:

Cash dividend per share	Yen	U.S. dollars
Year-end	¥16.00	$0.13
Interim	16.00	0.13
Total	¥32.00	$0.26

The effective dates of the payment claim for year-end and interim cash dividend were June 26, 2006 and November 30, 2006, respectively.

12. Net income per share:

Calculation of net income per share for the nine months ended December 31, 2006 was as follows:

	Millions of yen	Thousands of U.S. dollars
Net income attributable to common shares	¥13,941	$117,043
Weighted average number of common shares outstanding	196,363,171	
	Yen	U.S. dollars
Net income per share	¥70.99	$0.60

Diluted net income per share was not calculated herein since Epson had potential common shares issuable upon conversion of convertible bonds, outstanding for the nine months ended December 31, 2006, but their effect would be anti-dilutive.

13. Reorganization costs:

The reorganization costs for the nine months ended December 31, 2006 mainly represent a reorganization of production sites accompanying structural reforms.

14. Cash flow information:

Cash and cash equivalents at December 31, 2006 was composed of the following:

	Millions of yen	Thousands of U.S. dollars
Cash and deposits	¥224,293	$1,883,074
Short-term investments	42,968	360,742
Short-term loans receivables	15,000	125,934
Sub-total	282,261	2,369,750
Less:		
Short-term borrowings (overdrafts)	(299)	(2,510)
Time deposits due over three months	(2,372)	(19,914)
Cash and cash equivalents	¥279,590	$2,347,326

The Company obtained marketable securities, the fair value of which was ¥14,947 million ($125,489 thousand) at December 31, 2006, as deposit for the short-term loans receivables above.

15. Leases:

As described in Note 2 (16), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the nine months ended December 31, 2006 amounted to ¥12,472 million

($104,710 thousand).

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at December 31, 2006 would have been as follows:

	Millions of yen	Thousands of U.S. dollars
Acquisition cost:		
Buildings and structures	¥1,782	$14,961
Machinery and equipment	70,770	594,157
Furniture and fixtures	2,840	23,844
Intangible assets	312	2,619
	75,704	635,581
Less:		
Accumulated depreciation	(53,542)	(449,517)
Accumulated impairment loss	(55)	(462)
	(53,597)	(449,979)
Net book value	¥22,107	$185,602

Depreciation expenses for these leased assets for the nine months ended December 31, 2006 would have been ¥11,260 million ($94,534 thousand), if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no residual value.

Interest expense for these capital leases for the nine months ended December 31, 2006 would have been ¥732 million ($6,146 thousand).

Future lease payments for capital leases at December 31, 2006 were as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥10,357	$86,953
Due after one year	12,903	108,329
Total	¥23,260	$195,282

Amounts appearing in the table above include amounts to be paid on capital leases which have accrued impairment losses amounting to ¥20 million ($168 thousand) as of December 31, 2006. Lease payments for impaired capital lease assets in the nine months ended December 31, 2006 were ¥179 million ($1,503 thousand).

Future lease payments for non-cancelable operating leases as a lessee at December 31, 2006 were as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥4,629	$38,863
Due after one year	9,959	83,612
Total	¥14,588	$122,475

In addition, future lease receipts for non-cancelable operating leases as a lessor at December 31, 2006 were as follows:

Future lease receipts	Millions of yen	Thousands of U.S. dollars
Due within one year	¥340	$2,855
Due after one year	1,335	11,208
Total	¥1,675	$14,063

16. Contingent liabilities:

Contingent liabilities for guarantee of employees' housing loans from banks at December 31, 2006 were ¥2,568 million ($21,560 thousand).

17. Segment information:

(1) Business segment information -

Epson is primarily engaged in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, large format inkjet printers and related supplies, color image scanners, mini-printers, printers for use in POS systems, 3LCD projectors, HDTV LCD projection televisions, LCD monitors, label writers and personal computers.

Electronic devices segment, including small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, CMOS LSI, crystal units, crystal oscillators and optical devices.

Precision products segment, including watches, watch movements, plastic corrective lenses, precision industrial robots, IC handlers and industrial inkjet equipment.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

On April 1, 2006, the Company's optical device business (excluding the corrective lens business) was transferred to a consolidated subsidiary, Epson Toyocom Corporation. The Company's optical device business, which boasts expertise in optical components for 3LCD projectors, was merged with Epson Toyocom's optical device business, which specializes in areas such as image correction for digital cameras and optical pickup components for DVD recorders. This reorganization seeks to efficiently combine markets, technologies, and development resources with the objective of bolstering the Epson's technology development capabilities, enhancing its market competitiveness, and increasing the value of its business.

With this reorganization, the results of the Company's optical device business, which were formerly reported under precision products segment, are reported under electronic devices segment. This change is effective from the current fiscal year. The effect of the reorganization on segment information is immaterial and is thus not reported herein.

The table below summarizes the business segment information of Epson for the nine months ended December 31, 2005 and 2006 and for the year ended March 31, 2006:

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2005	**2006**	2006	**2006**
Information-related equipment:				
Net sales:				
Customers	¥735,977	**¥686,211**	¥973,690	**$5,761,154**
Inter-segment	1,829	**1,729**	2,753	**14,516**
Total	737,806	**687,940**	976,443	**5,775,670**
Operating expenses	707,582	**623,140**	931,422	**5,231,635**
Operating income	¥30,224	**¥64,800**	¥45,021	**$544,035**
Electronic devices:				
Net sales:				
Customers	¥373,582	**¥316,818**	¥489,460	**$2,659,877**
Inter-segment	31,435	**27,371**	37,507	**229,797**
Total	405,017	**344,189**	526,967	**2,889,674**
Operating expenses	404,895	**358,243**	536,726	**3,007,666**
Operating income (loss)	¥122	**(¥14,054)**	(¥9,759)	**($117,992)**
Precision products:				
Net sales:				
Customers	¥62,418	**¥68,059**	¥81,463	**$571,396**
Inter-segment	3,540	**688**	4,315	**5,776**
Total	65,958	**68,747**	85,778	**577,172**
Operating expenses	63,561	**64,424**	83,427	**540,878**
Operating income	¥2,397	**¥4,323**	¥2,351	**$36,294**
Other:				
Net sales:				
Customers	¥3,387	**¥3,010**	¥4,955	**$25,271**
Inter-segment	20,454	**19,357**	28,022	**162,513**
Total	23,841	**22,367**	32,977	**187,784**
Operating expenses	34,181	**31,697**	45,757	**266,115**
Operating loss	(¥10,340)	**(¥9,330)**	(¥12,780)	**($78,331)**
Eliminations and corporate:				
Net sales	(¥57,258)	**(¥49,145)**	(¥72,597)	**($412,602)**
Operating expenses	(57,981)	**(49,731)**	(73,522)	**(417,522)**
Operating income	¥723	**¥586**	¥925	**$4,920**
Consolidated:				
Net sales	¥1,175,364	**¥1,074,098**	¥1,549,568	**$9,017,698**
Operating expenses	1,152,238	**1,027,773**	1,523,810	**8,628,772**
Operating income	¥23,126	**¥46,325**	¥25,758	**$388,926**

The table below summarizes the business segment information of Epson for the three months ended December 31, 2005 and 2006:

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2005	**2006**	**2006**
Information-related equipment:			
Net sales:			
Customers	¥296,506	**¥269,393**	**$2,261,716**
Inter-segment	546	**554**	**4,651**
Total	297,052	**269,947**	**2,266,367**
Operating expenses	281,922	**237,456**	**1,993,586**
Operating income	¥15,130	**¥32,491**	**$272,781**
Electronic devices:			
Net sales:			
Customers	¥135,716	**¥103,901**	**$872,311**
Inter-segment	11,304	**9,215**	**77,366**
Total	147,020	**113,116**	**949,677**
Operating expenses	143,803	**118,836**	**997,700**
Operating income (loss)	¥3,217	**(¥5,720)**	**($48,023)**
Precision products:			
Net sales:			
Customers	¥21,894	**¥22,510**	**$188,985**
Inter-segment	1,105	**171**	**1,436**
Total	22,999	**22,681**	**190,421**
Operating expenses	21,629	**21,145**	**177,525**
Operating income	¥1,370	**¥1,536**	**$12,896**
Other:			
Net sales:			
Customers	¥1,004	**¥904**	**$7,590**
Inter-segment	6,602	**6,028**	**50,608**
Total	7,606	**6,932**	**58,198**
Operating expenses	10,645	**10,023**	**84,149**
Operating loss	(¥3,039)	**(¥3,091)**	**($25,951)**
Eliminations and corporate:			
Net sales	(¥19,557)	**(¥15,968)**	**($134,061)**
Operating expenses	(20,001)	**(16,117)**	**(135,312)**
Operating income	¥444	**¥149**	**$1,251**
Consolidated:			
Net sales	¥455,120	**¥396,708**	**$3,330,602**
Operating expenses	437,998	**371,343**	**3,117,648**
Operating income	¥17,122	**¥25,365**	**$212,954**

(2) Geographic segment information -

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the nine months ended December 31, 2005 and 2006 and for the year ended March 31, 2006:

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2005	**2006**	2006	**2006**
Japan:				
Net sales:				
Customers	¥574,443	**¥492,511**	¥742,093	**$4,134,926**
Inter-segment	443,635	**470,179**	565,438	**3,947,435**
Total	1,018,078	**962,690**	1,307,531	**8,082,361**
Operating expenses	1,023,598	**928,101**	1,323,858	**7,791,966**
Operating income (loss)	(¥5,520)	**¥34,589**	(¥16,327)	**$290,395**
The Americas:				
Net sales:				
Customers	¥197,189	**¥186,839**	¥263,196	**$1,568,626**
Inter-segment	36,696	**31,683**	45,701	**265,997**
Total	233,885	**218,522**	308,897	**1,834,623**
Operating expenses	224,105	**209,507**	296,267	**1,758,937**
Operating income	¥9,780	**¥9,015**	¥12,630	**$75,686**
Europe:				
Net sales:				
Customers	¥231,186	**¥216,333**	¥310,902	**$1,816,245**
Inter-segment	2,032	**8,375**	2,784	**70,314**
Total	233,218	**224,708**	313,686	**1,886,559**
Operating expenses	229,260	**223,842**	306,010	**1,879,288**
Operating income	¥3,958	**¥866**	¥7,676	**$7,271**
Asia/Oceania:				
Net sales:				
Customers	¥172,546	**¥178,415**	¥233,377	**$1,497,901**
Inter-segment	487,472	**440,466**	606,268	**3,697,977**
Total	660,018	**618,881**	839,645	**5,195,878**
Operating expenses	634,000	**593,119**	814,220	**4,979,590**
Operating income	¥26,018	**¥25,762**	¥25,425	**$216,288**
Eliminations and corporate:				
Net sales	(¥969,835)	**(¥950,703)**	(¥1,220,191)	**($7,981,723)**
Operating expenses	(958,725)	**(926,796)**	(1,216,545)	**(7,781,009)**
Operating loss	(¥11,110)	**(¥23,907)**	(¥3,646)	**($200,714)**
Consolidated:				
Net sales	¥1,175,364	**¥1,074,098**	¥1,549,568	**$9,017,698**
Operating expenses	1,152,238	**1,027,773**	1,523,810	**8,628,772**
Operating income	¥23,126	**¥46,325**	¥25,758	**$388,926**

The table below summarizes the geographic segment information of Epson for the three months ended December 31, 2005 and 2006:

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2005	**2006**	**2006**
Japan:			
Net sales:			
Customers	¥217,101	**¥181,907**	**$1,527,219**
Inter-segment	160,513	**161,033**	**1,351,968**
Total	377,614	**342,940**	**2,879,187**
Operating expenses	372,986	**329,377**	**2,765,317**
Operating income	¥4,628	**¥13,563**	**$113,870**
The Americas:			
Net sales:			
Customers	¥80,429	**¥67,415**	**$565,989**
Inter-segment	13,130	**10,926**	**91,731**
Total	93,559	**78,341**	**657,720**
Operating expenses	92,013	**77,524**	**650,861**
Operating income	¥1,546	**¥817**	**$6,859**
Europe:			
Net sales:			
Customers	¥95,378	**¥88,949**	**$746,780**
Inter-segment	752	**2,195**	**18,429**
Total	96,130	**91,144**	**765,209**
Operating expenses	92,831	**87,981**	**738,654**
Operating income	¥3,299	**¥3,163**	**$26,555**
Asia/Oceania:			
Net sales:			
Customers	¥62,212	**¥58,437**	**$490,614**
Inter-segment	189,960	**156,972**	**1,317,874**
Total	252,172	**215,409**	**1,808,488**
Operating expenses	243,092	**206,581**	**1,734,372**
Operating income	¥9,080	**¥8,828**	**$74,116**
Eliminations and corporate:			
Net sales	(¥364,355)	**(¥331,126)**	**($2,780,002)**
Operating expenses	(362,924)	**(330,120)**	**(2,771,556)**
Operating loss	(¥1,431)	**(¥1,006)**	**($8,446)**
Consolidated:			
Net sales	¥455,120	**¥396,708**	**$3,330,602**
Operating expenses	437,998	**371,343**	**3,117,648**
Operating income	¥17,122	**¥25,365**	**$212,954**

(3) Sales to overseas customers -

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the nine months ended December 31, 2005 and 2006 and for the year ended March 31, 2006:

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2005	**2006**	2006	**2006**
Overseas sales:				
The Americas	¥214,145	**¥203,150**	¥285,127	**$1,705,566**
Europe	267,091	**257,052**	357,835	**2,158,106**
Asia/Oceania	325,970	**270,019**	421,994	**2,266,972**
Total	807,206	**730,221**	1,064,956	**6,130,644**
Consolidated net sales	¥1,175,364	**¥1,074,098**	¥1,549,568	**$9,017,698**
Percentage:				
The Americas	18.2%	**18.9%**	18.4%	
Europe	22.7	**23.9**	23.1	
Asia/Oceania	27.8	**25.2**	27.2	
Total	68.7%	**68.0%**	68.7%	

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended December 31, 2005 and 2006:

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2005	**2006**	**2006**
Overseas sales:			
The Americas	¥84,561	**¥75,137**	**$630,820**
Europe	106,994	**100,584**	**844,463**
Asia/Oceania	116,387	**88,292**	**741,265**
Total	307,942	**264,013**	**2,216,548**
Consolidated net sales	¥455,120	**¥396,708**	**$3,330,602**
Percentage:			
The Americas	18.6%	**18.9%**	
Europe	23.5	**25.4**	
Asia/Oceania	25.6	**22.3**	
Total	67.7%	**66.6%**	

January 26, 2007 Supplementary Information
Consolidated Nine months ended December 31, 2006

Supplementary Information

Consolidated Nine months ended December 31, 2006

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Information-related equipment	737.8	687.9	(6.8%)	911.0	(6.7%)
Printer	638.1	588.5	(7.8%)	781.0	(7.0%)
Visual instruments	77.2	80.6	4.4%	104.0	(0.6%)
Other	27.3	19.4	(28.9%)	27.0	(29.5%)
Intra-segment sales	(4.8)	(0.6)	-%	(1.0)	-%
Electronic devices	405.0	344.2	(15.0%)	444.0	(15.7%)
Display	289.9	210.1	(27.5%)	270.0	(26.7%)
Semiconductor	78.8	71.7	(9.0%)	90.0	(12.3%)
Quartz device	48.1	74.3	54.5%	99.0	40.1%
Other	2.4	2.4	1.4%	3.0	2.6%
Intra-segment sales	(14.2)	(14.3)	-%	(18.0)	-%
Precision products	66.0	68.7	4.2%	88.0	2.6%
Other	23.8	22.4	(6.2%)	30.0	(9.0%)
Inter-segment sales	(57.2)	(49.1)	-%	(62.0)	-%
Consolidated sales	1,175.4	1,074.1	(8.6%)	1,411.0	(8.9%)

2. Business segment information

(Unit: billion yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Information-related equipment					
Net sales:					
Customers	736.0	686.2	(6.8%)	909.0	(6.6%)
Inter-segment	1.8	1.7	(5.5%)	2.0	(27.3%)
Total	737.8	687.9	(6.8%)	911.0	(6.7%)
Operating expenses	707.6	623.1	(11.9%)	837.0	(10.1%)
Operating income	30.2	64.8	114.4%	74.0	64.4%
Electronic devices					
Net sales:					
Customers	373.6	316.8	(15.2%)	411.0	(16.0%)
Inter-segment	31.4	27.4	(12.9%)	33.0	(12.0%)
Total	405.0	344.2	(15.0%)	444.0	(15.7%)
Operating expenses	404.9	358.3	(11.5%)	470.0	(12.4%)
Operating income (loss)	0.1	(14.1)	-%	(26.0)	-%
Precision products					
Net sales:					
Customers	62.4	68.1	9.0%	87.0	6.8%
Inter-segment	3.6	0.6	(80.6%)	1.0	(76.8%)
Total	66.0	68.7	4.2%	88.0	2.6%
Operating expenses	63.6	64.4	1.4%	84.0	0.7%
Operating income	2.4	4.3	80.3%	4.0	70.1%
Other					
Net sales:					
Customers	3.4	3.0	(11.1%)	4.0	(19.3%)
Inter-segment	20.4	19.4	(5.4%)	26.0	(7.2%)
Total	23.8	22.4	(6.2%)	30.0	(9.0%)
Operating expenses	34.1	31.7	(7.3%)	42.0	(8.2%)
Operating loss	(10.3)	(9.3)	-%	(12.0)	-%
Elimination and corporate					
Net sales	(57.2)	(49.1)	-%	(62.0)	-%
Operating expenses	(57.9)	(49.7)	-%	(62.0)	-%
Operating income	0.7	0.6	(19.0%)	-	-%
Consolidated					
Net sales	1,175.4	1,074.1	(8.6%)	1,411.0	(8.9%)
Operating expenses	1,152.3	1,027.8	(10.8%)	1,371.0	(10.0%)
Operating income	23.1	46.3	100.3%	40.0	55.3%

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Capital expenditure	81.0	46.1	(43.1%)	86.0	(23.6%)
Information-related equipment	17.6	18.5	4.8%	28.0	(3.5%)
Electronic devices	45.3	22.5	(50.3%)	42.0	(26.9%)
Precision products	2.8	2.8	1.2%	5.0	11.2%
Other	15.3	2.3	(84.9%)	11.0	(49.1%)
Depreciation and amortization	80.5	66.0	(18.0%)	90.0	(17.7%)

4. Research and development

(Unit: billion yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Research and Development	67.6	63.4	(6.2%)	87.0	(6.4%)
R&D / sales ratio	5.8%	5.9%		6.2%	

5. Management indices

(Unit: %)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase Point	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 Point
Return on equity (ROE)	1.6%	2.9%	1.3	2.9%	6.7
Return on assets (ROA)	1.4%	3.0%	1.6	2.5%	4.0
Return on sales (ROS)	1.7%	3.7%	2.0	2.3%	3.6

Note 1. ROE=Net income / Beginning and ending balance average shareholders' equity

2. ROA=Income before income taxes and minority interest / Beginning and ending balance average total assets

3. ROS=Income before income taxes and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase
Foreign exchange effect	19.4	33.8	14.4
U.S. dollars	6.7	6.8	0.1
Euro	3.9	16.1	12.2
Other	8.8	10.9	2.1
Exchange rate			
Yen / U.S. dollars	112.10	116.19	
Yen / Euro	136.91	147.96	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (Average rate for the period – Average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	December 31, 2005	March 31, 2006	December 31, 2006	Increase compared to March 31, 2006
Inventory	221.7	192.0	201.3	9.3
Information-related equipment	135.2	112.9	119.9	7.0
Electronic devices	68.4	61.6	63.5	1.9
Precision products	16.2	15.5	16.0	0.5
Other / Corporate	1.9	2.0	1.9	(0.1)
				(Unit: days)
Turnover by days	52	45	52	7
Information-related equipment	50	42	48	6
Electronic devices	46	43	51	8
Precision products	68	66	64	(2)
Other / Corporate	21	22	23	1

Note: Turnover by days=Ending balance of inventory / Prior 9 months sales per day

8. Employees

(Unit: person)

	December 31, 2005	March 31, 2006	December 31, 2006	Increase compared to March 31, 2006
Number of employees at period end	96,987	90,701	93,517	2,816
Domestic	23,956	23,522	25,130	1,608
Overseas	73,031	67,179	68,387	1,208

January 26, 2007 Third Quarter Financial Results
Fiscal Year 2006 (Ending March 2007)

Third Quarter Financial Results
Fiscal Year 2006
(Ending March 2007)

January 26, 2007

SEIKO EPSON CORPORATION

Disclaimer

When reviewing this information please note that the information was created as of the date of the information, should be considered in the context of the circumstances prevailing at that time and is only correct as of that date. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

This report is a simple translation of the Japanese version of third quarter financial results of FY2006 explanatory presentation prepared in Japanese. No reclassification nor rearrangement has been made.

Numerical values: Any portion of an amount less than the unit stated is disregarded.
Percentages: Rounded off to one decimal place.

1. FY2006 3Q Financial Results

2. FY2006 Business Outlook

Status of Core Businesses

EPSON
EXCEED YOUR VISION


3rd Quarter Summary
Key Strategies from 4th Quarter Onward
Inkjet printers
Continued emphasis on profitability; printer volume down on previous year; consumables volume up slightly
Pursue consumer segment and also focus on business and industrial segments
Small- & mid-sized LCDs
Revenue and profit down on sluggish orders and drop in competitiveness
Efforts to dramatically improve profitability & respond to sudden changes in environment

Third-Quarter Financial Highlights


EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2005		FY2006		Change	
	3Q actual	%	3Q actual	%	Amount	% change
Net sales	455.1	-	396.7	-	-58.4	-12.8%
Operating income	17.1	3.8%	25.3	6.4%	+8.2	+48.1%
Ordinary income	17.9	3.9%	24.1	6.1%	+6.2	+34.6%
Net income before income taxes	12.2	2.7%	23.8	6.0%	+11.6	+95.2%
Quarterly net income	9.0	2.0%	13.5	3.4%	+4.4	+48.8%
Exchange rate USD	¥117.35		¥117.82			
Exchange rate EUR	¥139.44		¥151.94			

Quarterly Net Sales ▶By business segment


EPSON
EXCEED YOUR VISION

(Billions of yen)

	2005/3Q	2005/4Q	2006/1Q	2006/2Q	2006/3Q
Total	455.1	374.2	322.0	355.3	396.7
Other	7.6	9.1	8.0	7.4	6.9
Precision Products	22.9	19.8	20.0	26.0	22.6
Electronic Devices	147.0	121.9	109.1	121.8	113.1
Information Equipment	297.0	238.6	200.7	217.2	269.9
Eliminations	-19.5	-15.3	-15.9	-17.2	-15.9

Segment	Versus the year-ago period
Other	-0.6
Precision Products	-0.3
Electronic Devices	-33.9
Information Equipment	-27.1

Quarterly Net Sales Comparison

▶Information-related equipment segment


EPSON
EXCEED YOUR VISION

(Billions of yen)
300.0
280.0
260.0
240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
297.0
8.7
30.5
259.5
-1.8
2005/3Q
269.9
6.5
28.3
235.1
-0.1
2006/3Q

PC, Other

Versus the year-ago period -2.1

Visual Instruments

Versus the year-ago period -2.1

% sales	'05/3Q	'06/3Q
PRJ	74%	86%
PTV	5%	3%
Other	21%	11%

- Front PRJ: Sales of business models remained strong

Printers

Versus the year-ago period -24.4

% sales	'05/3Q	'06/3Q
IJP	68%	67%
LP	13%	12%
BS	14%	16%
SCN, other	5%	5%

- IJP: Marketing efforts emphasized profitability
- LP: Emphasized models with high PV & profitability
- BS: TM & SIDM remained strong

Eliminations

IJP: Inkjet printer
LP: Laser printer
BS: Business systems
TM: Terminal module
SIDM: Serial-impact dot matrix printer
SCN: Scanner
PRJ: Projector
PTV: Projection TV

Quarterly Net Sales Comparison
▶Electronic devices segment



EPSON
EXCEED YOUR VISION

(Billions of yen)

	2005/3Q	2006/3Q
Total	147.0	113.1
Quartz Devices	22.4	24.8
Semiconductors	27.5	24.5
Displays	100.7	68.2
Eliminations	-3.7	-4.6

Quartz Devices — Versus the year-ago period +2.4

- Sales of products for the mobile phone, PC, and digital camera markets remained strong

Semiconductors — Versus the year-ago period -2.9

- LCD-Dr/S-LSI: Volume & ASPs down

Displays — Versus the year-ago period -32.5

- C-STN/a-TFT: Volume up, ASPs down vs. year-ago
- MD-TFD/LTPS: Volume & ASPs down
- HTPS: Volume up, ASPs down

% sales	'05/3Q	'06/3Q
C-STN	11%	14%
MD-TFD	25%	22%
a-TFT	37%	40%
LTPS	16%	7%
HTPS	11%	17%

C-STN: Color STN
MD-TFD: Mobile digital thin-film diode
a-TFT: Amorphous-silicon TFT
LTPS: Low-temperature polysilicon TFT
HTPS: High-temperature polysilicon TFT
LCD-Dr: LCD driver
S-LSI: System LSI

Quarterly Selling, General and Administrative Expenses


EPSON
EXCEED YOUR VISION

(Billions of yen)
100
80
60
40
20
0
(% sales)
93.3
84.2
68.0
72.4
85.1
20.5%
22.5%
21.1%
20.4%
21.5%
48.8
13.3
10.3
20.9
49.1
6.6
8.0
20.4
38.8
4.0
4.6
20.5
41.3
4.9
5.9
20.2
44.9
10.3
8.4
21.3
2005/3Q
2005/4Q
2006/1Q
2006/2Q
2006/3Q
Other
Vs. the year-ago period -3.8
Advertising expenses
Vs. the year-ago period -2.9
Sales promotion expenses
Vs. the year-ago period -1.9
Salaries & wages
Vs. the year-ago period +0.4

Quarterly Operating Income
▶By business segment


EPSON
EXCEED YOUR VISION

(Billions of yen)
35
30
25
20
15
10
5
0
-5
-10
-15
17.1
2.6
7.0
13.9
25.3
15.1
3.2
1.3
-3.0
14.7
0.0
-9.8
-2.4
14.1
1.3
-5.3
-3.2
18.1
1.4
-2.9
-2.9
32.4
1.5
-5.7
-3.0
2005/3Q
2005/4Q
2006/1Q
2006/2Q
2006/3Q
Information Equipment
Vs. the year-ago period +17.3
Electronic Devices
Vs. the year-ago period -8.9
Precision Products
Vs. the year-ago period +0.1
Other
Vs. the year-ago period -0.0

Operating Income Fluctuation Cause Analysis

EPSON EXCEED YOUR VISION



(Billions of yen)
17.1
+4.6
Impact of exchange rate fluctuations
+2.4
Change in sales volume
Price fluctuations
-43.2
+33.3
Cost fluctuations
+10.5
S.G.A. increase
+0.6
Other
25.3
0
Operating income
2005/3Q
¥8.2 billion increase
Operating income
2006/3Q

Statistics of Balance Sheet Items


EPSON
EXCEED YOUR VISION

Total assets


2,000
1,500
1,000
500
0
(Billions of yen)
1,207.0
1,298.2
1,517.8
1,325.7
1,328.3
End of March 2004
End of March 2005
End of December 2005
End of March 2006
End of December 2006

Inventories


200
100
0
(Billions of yen)
155.8
176.6
221.6
192.0
201.3
End of March 2004
End of March 2005
End of December 2005
End of March 2006
End of December 2006

Statistics of Balance Sheet Items

EPSON
EXCEED YOUR VISION

Interest-bearing liabilities & ratio of interest-bearing liabilities



800
400
0
(Billions of yen)
51.0%
37.9%
30.4%
32.4%
30.6%
610.9
457.5
395.2
429.6
406.0
End of March 2003
End of March 2004
End of March 2005
End of March 2006
End of December 2006

Shareholder's equity & equity ratio



600
400
200
0
(Billions of yen)
23.5%
34.3%
36.4%
35.8%
37.0%
281.3
414.3
472.8
474.5
490.8
End of March 2003
End of March 2004
End of March 2005
End of March 2006
End of December 2006

The definition of shareholder equity changed due to changes in accounting standards
End of December 2006: Shareholder equity = total net assets - minority interests in subsidiaries
¥491.6 billion using the old calculations

1. FY2006 3Q Financial Results

2. FY2006 Business Outlook

FY2006 Business Outlook


EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2005		FY2006				Change (amount & %)	
	Actual	%	10/25 outlook	%	Current outlook	%	YoY	Vs. 10/25 outlook
Net Sales	1,549.5	-	1,429.0	-	1,411.0	-	-138.5 -8.9%	-18.0 -1.3%
Operating Income	25.7	1.7%	40.0	2.8%	40.0	2.8%	+14.2 +55.3%	- -
Ordinary Income	27.9	1.8%	40.0	2.8%	40.0	2.8%	+12.0 +42.9%	- -
Net Income Before income taxes	-20.0	-1.3%	33.0	2.3%	33.0	2.3%	+53.0 -	- -
Net Income	-17.9	-1.2%	14.0	1.0%	14.0	1.0%	+31.9 -	- -
EPS	-¥91.24		¥71.30		¥71.30			
Exchange rate USD	¥113.31		¥114.00		¥116.00			
Exchange rate EUR	¥137.86		¥146.00		¥148.00			

FY2006 Business Outlook (Net Sales)

▶By business segment

EPSON
EXCEED YOUR VISION



Full-year net sales
(Billions of yen)
1,549.5
1,429.0
1,411.0
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
32.9
85.7
526.9
976.4
-72.5
30.0
89.0
462.0
910.0
-62.0
30.0
88.0
444.0
911.0
-62.0
FY2005 Actual
FY2006 10/25 outlook
FY2006 Current outlook



Second-half net sales
(Billions of yen)
751.6
733.6
900
800
700
600
500
400
300
200
100
0
-100
14.5
42.9
230.9
492.0
-28.8
14.5
41.9
212.9
493.0
-28.8
2H 10/25 outlook
2H Current outlook

Consolidated total	
Year-on-year	-95.7
Vs. 10/25 outlook	-18.0

Other	
Year-on-year	-2.1
Vs. 10/25 outlook	±0

Precision products	
Year-on-year	-0.8
Vs. 10/25 outlook	-1.0

Electronic devices	
Year-on-year	-56.0
Vs. 10/25 outlook	-18.0

Information equipment	
Year-on-year	-42.6
Vs. 10/25 outlook	+1.0

Eliminations

Net Sales Outlook by Business
▶Information-related equipment segment


EPSON
EXCEED YOUR VISION

Full-year net sales
(Billions of yen)
976.4
910.0
911.0
1,100
1,000
900
800
700
600
500
400
300
200
100
0
-100
38.3
104.6
840.0
-6.5
29.0
101.0
781.0
-1.0
27.0
104.0
781.0
-1.0
FY2005 Actual
FY2006 10/25 outlook
FY2006 Current outlook
Second-half net sales
(Billions of yen)
492.0
493.0
600
550
500
450
400
350
300
250
200
150
100
50
0
-50
16.1
48.7
427.6
-0.5
14.1
51.7
427.6
-0.5
FY2006 10/25 outlook
FY2006 Current outlook
PC, Other
Year-on-year -5.5
Vs. 10/25 outlook -2.0
Visual Instruments
Year-on-year -6.2
Vs. 10/25 outlook +3.0
Printers
Year-on-year -33.9
Vs. 10/25 outlook ±0
Eliminations

Net Sales Outlook by Business

▶Printer business

EPSON
EXCEED YOUR VISION



Full-year net sales
(Billions of yen)
840.0
781.0
781.0
900
800
700
600
500
400
300
200
100
0
5%
16%
14%
65%
5%
18%
14%
63%
5%
18%
14%
63%
FY2005 Actual
FY2006 10/25 outlook
FY2006 Current outlook
Second-half net sales
(Billions of yen)
427.6
427.6
450
400
350
300
250
200
150
100
50
0
5%
17%
13%
65%
5%
17%
13%
65%
2H 10/25 outlook
2H Current outlook
Scanners, other
Business systems
Impact printer
Thermal label printer
Laser printers
Laser printer
Inkjet printers
Multifunction photo printer

Net Sales Outlook by Business

▷Visual instruments business



EPSON
EXCEED YOUR VISION
Full-year net sales
(Billions of yen)
104.6
101.0
104.0
120
100
80
60
40
20
0
18%
8%
74%
13%
3%
84%
11%
3%
86%
FY2005 Actual
FY2006 10/25 outlook
FY2006 Current outlook
Second-half net sales
(Billions of yen)
48.7
51.7
60
50
40
30
20
10
0
14%
3%
83%
11%
2%
87%
2H 10/25 outlook
2H Current outlook
Other
Projection TVs
Projectors
Full-HD home projector
Mobile business projector

Net Sales Outlook by Business
▶Electronic device segment

EPSON
EXCEED YOUR VISION



Full-year net sales
(Billions of yen)
526.9
462.0
444.0
600
550
500
450
400
350
300
250
200
150
100
50
0
-50
70.6
102.6
368.3
-14.6
99.0
91.0
288.0
-16.0
99.0
90.0
270.0
-15.0
FY2005 Actual
FY2006 10/25 outlook
FY2006 Current outlook



Second-half net sales
(Billions of yen)
230.9
212.9
350
300
250
200
150
100
50
0
-50
49.5
43.8
146.2
-8.7
49.5
42.8
128.2
-7.7
2H 10/25 outlook
2H Current outlook

Quartz Devices
Year-on-year +4.5
Vs. 10/25 outlook ±0

Semiconductors
Year-on-year -8.5
Vs. 10/25 outlook -1.0

Displays
Year-on-year -50.9
Vs. 10/25 outlook -18.0

Eliminations

Net Sales Outlook by Business
▶Display business


EPSON
EXCEED YOUR VISION


Full-year net sales
(Billions of yen)
368.3
288.0
270.0
400
350
300
250
200
150
100
50
0
12%
13%
33%
28%
14%
16%
6%
40%
23%
15%
17%
7%
35%
25%
16%
FY2005 Actual
FY2006 10/25 outlook
FY2006 Current outlook


Second-half net sales
(Billions of yen)
146.2
128.2
220
200
180
160
140
120
100
80
60
40
20
0
17%
5%
43%
19%
16%
18%
6%
37%
22%
17%
2H 10/25 outlook
2H Current outlook
HTPS-TFT
LTPS-TFT
a-TFT
MD-TFD
C-STN

FY2006 Business Outlook (Operating Income)
▶By business segment



EPSON
EXCEED YOUR VISION

Full-year operating income
(Billions of yen)
25.7
40.0
40.0
80
60
40
20
0
-20
-40
0.9
2.3
45.0
-9.7
-12.7
0.0
4.0
66.0
-17.0
-13.0
0.0
4.0
74.0
-26.0
-12.0
FY2005 Actual
FY2006 10/25 outlook
FY2006 Current outlook
Second-half operating income
(Billions of yen)
19.0
19.0
70
60
50
40
30
20
10
0
-10
-20
-30
1.2
33.6
-8.6
-6.7
-0.4
1.2
41.6
-17.6
-5.7
-0.4
2H 10/25 outlook
2H Current outlook

Consolidated Total	
Year-on-year	-0.7
Vs. 10/25 outlook	±0

Precision Products	
Year-on-year	-0.1
Vs. 10/25 outlook	±0

Information Equipment	
Year-on-year	+11.7
Vs. 10/25 outlook	+8.0

Electronic Devices	
Year-on-year	-11.0
Vs. 10/25 outlook	-9.0

Other	
Year-on-year	-0.2
Vs. 10/25 outlook	+1.0

Eliminations

Fourth-Quarter Net Sales Comparison
▷By business segment


EPSON
EXCEED YOUR VISION
(Billions of yen)
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
374.2
9.1
19.8
121.9
238.6
-15.3
2005/4Q
Actual
336.9
7.6
19.2
99.8
223.0
-12.8
2006/4Q
Current
Outlook
Consolidated total
Vs. year-ago period -37.3
Other
Vs. year-ago period -1.5
Precision products
Vs. year-ago period -0.5
Electronic devices
Vs. year-ago period -22.1
Information equipment
Vs. year-ago period -15.5
Eliminations

Fourth-Quarter Net Sales Comparison
▶Information-related equipment segment


EPSON
EXCEED YOUR VISION

(Billions of yen)
260.0
240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
238.6
10.9
27.4
201.9
-1.7
223.0
7.5
23.4
192.4
-0.3
2005/4Q
Actual
2006/4Q
Current outlook
PC, Other
Versus the year-ago period -3.4
Visual Instrument
Versus the year-ago period -4.0
Printers
Versus the year-ago period -9.5
Eliminations

% sales	'05/4Q	'06/4Q
PRJ	78%	89%
PTV	5%	0%
Other	17%	11%

% sales	'05/4Q	'06/4Q
IJP	62%	61%
LP	16%	15%
BS	18%	19%
SCN, other	4%	5%

- PRJ: Volume up, ASPs down
- PTV & AU: Volume down

- IJP: Consumables volume up, net sales down on lower printer volume
LP: Printer net sales down on lower volume, consumables hold steady
- BS: SIDM volume down, net sales up on higher volume of TM products

IJP: Inkjet printer
LP: Laser printer
BS: Business systems
SIDM: Serial-impact dot matrix printer
TM: Terminal module
SCN: Scanner
PRJ: Projector
PTV: Projection TV
AU: Amusement unit

Fourth-Quarter Net Sales Comparison

▶Electronic devices segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
121.9
22.5
23.7
78.3
-2.8
99.8
24.7
18.2
59.9
-3.1
2005/4Q
Actual
2006/4Q
Current outlook
Quartz Devices
Versus the year-ago period +2.1
Semiconductors
Versus the year-ago period -5.5
Displays
Versus the year-ago period -18.4
Eliminations

- Up on higher volume and sustained strength
- LCD-Dr & S-LSI: Down on lower volume and lower ASP
- C-STN/a-TFT: Down on lower ASPs, despite higher volume
- MD-TFD/LTPS: Down on lower volume & ASP
- HTPS: Up on higher volume despite lower ASP

% sales	'05/4Q	'06/4Q
C-STN	15%	19%
MD-TFD	29%	22%
a-TFT	31%	33%
LTPS	11%	6%
HTPS	14%	19%

C-STN: Color STN
MD-TFD: Mobile digital thin-film diode
a-TFT: Amorphous-silicon TFT
LTPS: Low-temperature polysilicon TFT
HTPS: High-temperature polysilicon TFT
LCD-Dr: LCD driver
S-LSI: System LSI

Fourth-Quarter Operating Income Comparison
▶By business segment



EPSON
EXCEED YOUR VISION

(Billions of yen)
20.0
10.0
0.0
-10.0
-20.0
2.6
0.0
14.7
-9.8
-2.4
-6.3
9.2
-11.9
-0.3
-2.6
2005/4Q
Actual
2006/4Q
Current Outlook
Consolidated total
Vs. year-ago period -8.9
Information equipment
Vs. year-ago period -5.5
Electronic Devices
Vs. year-ago period -2.0
Precision products
Vs. year-ago period -0.2
Other
Vs. year-ago period -0.2

Outlook for Capital Expenditure and Depreciation & Amortization Expenses

EPSON
EXCEED YOUR VISION

Capital Expenditures


200
100
0
(Billions of yen)
74.4
68.7
151.2
112.5
86.0
FY2002
FY2003
FY2004
FY2005
FY2006
(Current outlook)

Depreciation and Amortization Expenses


200
100
0
(Billions of yen)
125.8
110.3
104.2
109.3
90.0
FY2002
FY2003
FY2004
FY2005
FY2006
(Current outlook)

Free Cash Flow Outlook

EPSON
EXCEED YOUR VISION



(Billions of yen)
200
100
0
-100
-200
-300
159.5
51.5
-107.9
182.6
117.3
-65.3
162.4
63.0
-99.3
117.4
22.2
-95.2
113.0
30.0
-83.0
Cash flow from investment activities
Cash flow from operations activities
Free cash flow
FY2002
FY2003
FY2004
FY2005
FY2006
(Current outlook)

Main Management Indicators

EPSON
EXCEED YOUR VISION



(%)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
4.5
3.4
3.2
10.9
6.1
5.2
12.6
6.8
5.8
2.1
1.8
-3.8
3.0
2.9
2.8
ROA: Ordinary income/Total Assets (avg. balance)
ROS: Ordinary income/net sales
ROE: Net income/shareholder's equity (avg. balance)
FY2002
FY2003
FY2004
FY2005
FY2006
(Current outlook)

Operating Income Trend and Outlook


EPSON
EXCEED YOUR VISION

Operating income (billions of yen)
Operating margin
50
40
30
20
10
0
-10
-20
-30
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
13.5%
16.8%
6.7%
7.1%
4.5%
3.6%
6.0%
0.5%
3.4%
-1.2%
5.6%
-2.5%
7.7%
-3.6%
8.5%
-8.3%
Operating income: Information equipment
Operating income: Electronic devices
Operating margin: Information equipment
Operating margin: Electronic devices
FY03/1H
FY03/2H
FY04/1H
FY04/2H
FY05/1H
FY05/2H
FY06/1H
Actual
FY06/2H
Current outlook

Reform Plan for Improving Earnings Potential
— Progress Report —

EPSON
EXCEED YOUR VISION

Epson Group Mid-Range Business Policies

1 Redefine & reinforce the business and product portfolio

Further strengthen and expand the inkjet product portfolio

2 Reorganize the electronic device businesses

Accelerate reorganization of the display business
(End joint venture → wholly-owned subsidiary)

3 Streamline costs

Promote thorough design-to-cost and cost streamlining

4 Reform the governance system

Introduce a corporate executive officer system to clarify corporate execution decisions and supervision, reduce the number of directors, reduce director terms to one year and increase importance of annual performance evaluations

5 Reform the corporate culture

We will all go back to the spirit of "Creativity and challenge," "S&A," and "One Epson" to radically boost earnings potential and ensure solid future growth.

Reform Plan for Improving Earnings Potential Is in Progress

EPSON

EXCEED YOUR VISION

(1) December 13, 2006 Epson Acquires Shares in Sanyo Epson Imaging Devices to Create Wholly-Owned Subsidiary

News Release

Epson Acquires Shares in Sanyo Epson Imaging Devices to Create Wholly-Owned Subsidiary

- TOKYO, Japan, December 13, 2006 -

Seiko Epson Corp. ("Epson") today concluded a contract with Sanyo Electric Co., Ltd., ("Sanyo Electric") to acquire the shares held by the latter in the two companies' joint venture, Sanyo Epson Imaging Devices Corp. ("Sanyo Epson"). Details of the agreement are as follows.

1. Reasons for the share acquisition
Sanyo Epson began operations in October 2004 as a joint venture between Epson and Sanyo Electric. Through synergies created by combining the specialist areas of the two companies, the aim was to become the leading supplier of small- and medium-sized LCDs by creating high performance products and achieving high cost performance. Since its establishment, Sanyo Epson has been successful in expanding its business by fusing the technologies and technical knowledge of Epson and Sanyo Electric. However, intensified competition in the market for small- and medium-sized LCDs has resulted in severe and continued price erosion beyond forecasted levels. As a result, Sanyo Epson has been unable to expand to the desired scale.

In its Creativity & Challenge 1000 mid-range business plan announced on March 16, Epson committed itself to exploring every possibility in honing business strategies aimed at maximizing profitability and corporate value in each of its businesses. Against this background and the aforementioned market environment, Epson determined that greater speed was necessary to take decisive measures aimed at restructuring and improving profitability in its display business. As a result, Epson and Sanyo Electric have decided to dissolve the joint venture, and to make Sanyo Epson a wholly-owned Epson subsidiary. Epson therefore plans to purchase Sanyo Electric's shares on December 28. At the same time, the name of Sanyo Epson will be changed to Epson Imaging Devices Corp.

2. Outline of Sanyo Epson (as of March 31, 2006)

(1) Business name	Sanyo Epson Imaging Devices Corporation	
(2) Representative	Shuji Aruga (president)	
(3) Head Office address	2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, Japan	
(4) Date established	October 2004	
(5) Capitalization	18 billion yen	
(6) Proportion of holdings	Seiko Epson Corp.	55.0%
	Sanyo Electric Co., Ltd.	45.0%
(7) Business lines	Development, manufacture and sales of STN LCDs, MD-TFD LCDs, amorphous silicon TFT LCDs and low-temperature polysilicon TFTs	
(8) Fiscal year end	March 31	
(9) Employees	2,882	

3. Outline of Sanyo Electric (as of March 31, 2006)

(1) Business name	Sanyo Electric Co., Ltd.
(2) Representative	Toshimasa Iue (president)
(3) Head Office address	5-5, Keihan-Hondori 2-Chome, Moriguchi City, Osaka, Japan
(4) Date established	April 1950
(5) Capitalization	322.2 billion yen
(6) Business lines	Manufacture and sales of electrical machinery and appliances
(7) Employees	106,389 (consolidated)

4. Business outlook
This transaction is not expected to have a material effect on Epson's financial outlook.

(2) January 26, 2007 Consolidated Results for the Nine Months Ended December 31, 2006

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Newsroom Home :> Newsroom Archive :> January 26

News Release

Consolidated Results for the Nine Months Ended December 31, 2006

January 26 , 2007

Consolidated Financial Highlights

Income statements and cash flows data

(Millions of yen, thousands of U.S. dollars, except for per share data)

	Nine months ended December 31		Change	Year ended March 31, 2006	Nine months ended December 31, 2006
	2005	**2006**			
Statements of income data:					
Net sales	¥1,175,364	**¥1,074,098**	(8.6%)	¥1,549,568	**$9,017,698**
Operating income	23,126	**46,325**	100.3%	25,758	**388,926**
Income (loss) before income taxes and minority interest	19,931	**40,096**	101.2%	(20,047)	**336,630**
Net income (loss)	7,931	**13,941**	75.8%	(17,917)	**117,043**
Statements of cash flows data:					
Cash flows from operating activities	59,518	**90,788**	52.5%	117,497	**762,220**
Cash flows from investing activities	(69,177)	**(64,584)**	(6.6%)	(95,266)	**(542,221)**
Cash flows from financing activities	102,613	**(28,463)**	-%	19,123	**(238,964)**
Cash and cash equivalents at the end of the period	332,721	**279,590**	(16.0%)	280,114	**2,347,326**
Per share data:					
Net income (loss) per share -Basic	¥40.39	**¥70.99**	75.8%	(¥91.24)	**$0.60**
-Diluted	¥-	**¥-**	-%	¥-	**$-**

Balance sheets data

(Millions of yen, thousands of U.S. dollars, except for per share data)

	December 31		March 31, 2006	December 31, 2006
	2005	**2006**		
Total assets	¥1,517,184	**¥1,328,049**	¥1,325,206	**$11,149,769**
Shareholders' equity	500,288	**490,882**	474,520	**4,121,249**
Shareholders' equity ratio (%)	33.0%	**37.0%**	35.8%	**37.0%**
Shareholders' equity per share	¥2,547.76	**¥2,499.87**	¥2,416.54	**$ 20.99**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥119.11 = U.S.$1 at December 31, 2006 has been used for the purpose of presentation.

Click here to see a full version of the consolidated results and supplementary information, and an explanatory presentation

(3) February 7, 2007 Epson and Maxim Conclude Strategic Business Agreement for Semiconductors

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Newsroom Home » Newsroom Archive » February 7

News Release

Epson and Maxim Conclude Strategic Business Agreement for Semiconductors

- TOKYO, Japan, February 7, 2007 -

Seiko Epson Corp. ("Epson") today announced it had concluded a contract for a strategic business agreement for its semiconductor business with Maxim Integrated Products, Inc. ("Maxim"). Details are as follows:

1. Reason for the strategic agreement
Based on its "Creativity and Challenge 1000" mid-range business plan, Epson is presently implementing a number of measures aimed at improving the profitability of its various businesses. As part of the program for its semiconductor business, the company in October agreed to transfer to a third party the assets of wholly-owned-subsidiary Yasu Semiconductor Corp.

Continuing to hone policies aimed at furthering structural reforms in its electronic device businesses, Epson entered into discussions with Maxim. After a series of deliberations, the two companies concluded that Epson could contribute to Maxim's business by providing a silicon foundry service that optimized Epson's semiconductor manufacturing technology and facilities, and advanced quality control technology. It was agreed that a long-term partnership would provide efficient customer support as Maxim seeks to expand its business in the Asia-Pacific region.

This agreement ensures that Epson will be able to maximize use of its mainstream 8-inch wafer manufacturing facilities, and can enjoy the benefits of stable utilization rates in its semiconductor business. On the other hand, by expanding its manufacturing presence in the Asia-Pacific region, Maxim is now able to ensure steady product supply with consistent quality, and strengthen its support network in the region.

Going forward, Epson will continue with its companywide efforts to improve profitability by drastically reforming the structure of its electronic device businesses.

2. Outline of Maxim

(1) Business name	Maxim Integrated Products, Inc.
(2) Head Office address	120 San Gabriel Drive Sunnyvale, CA 94086
(3) Date established	1983
(4) Business lines	Design, development and sales of analog, mixed signal, high frequency, and digital circuits
(5) Employees	Approx. 9,000

3. Business outlook
This transaction is not expected to have a material effect on Epson's financial outlook.

About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 102,025 employees in 120 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1549.5 billion yen in fiscal 2005.

Contact:
Seiko Epson Corp.
Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

END